UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2014, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBIT

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan

Date:    October 29, 2014

By:     /s/ Eric Baumgardner
Eric Baumgardner
Associate Director, HRSS Finance, Global Business Services

`

             The Procter & Gamble Profit
          Sharing Trust and Employee
          Stock Ownership Plan

Employer ID No.: 31-0411980

Plan Number: 002

Financial Statements as of and for the
Years Ended June 30, 2014 and 2013,
Supplemental Schedules as of and for the
Year Ended June 30, 2014, and
Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2014 and 2013	3

Notes to Financial Statements as of and for the Years Ended June 30, 2014 and 2013	4-18

SUPPLEMENTAL SCHEDULES:	19

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2014	20

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended June 30, 2014	21

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure
      under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Plan") as of June 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of June 30, 2014, and (2) reportable transactions for the year ended June 30, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP

October 29, 2014
Cincinnati, Ohio

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2014 AND 2013

	2014	2013

ASSETS:
Investments — at fair value:
Cash, plus accrued interest	$ 11,843,046	$ 14,748,107
The Procter & Gamble Company common stock	6,372,188,483	6,266,249,590
The Procter & Gamble Company ESOP
Convertible Class A Preferred Stock — Series A	4,160,514,912	4,263,531,279
JM Smucker Company common stock	30,596,993	32,355,782
Common collective trust funds	1,200,251,527	1,032,711,109

Total investments — at fair value	11,775,394,961	11,609,595,867

Net assets held in 401(h) account	3,381,519,451	3,338,117,275

Receivables:
Contribution receivable from
The Procter & Gamble Company	261,540,704	260,445,857
Dividends receivable — preferred stock	16,803,000	16,427,000
Notes receivable from participants	75,449,976	71,620,001

Total receivables	353,793,680	348,492,858

Total assets	15,510,708,092	15,296,206,000

LIABILITIES:
Interest payable on notes	1,889,063	2,155,964
Note payable to The Procter & Gamble Company
(Series A Preferred Stock)	96,552,120	110,193,707
Amounts related to obligation of 401(h) account	3,381,519,451	3,338,117,275

Total liabilities	3,479,960,634	3,450,466,946

NET ASSETS AVAILABLE FOR BENEFITS	$ 12,030,747,458	$ 11,845,739,054

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

	2014	2013

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$ 357,479,048	$ 2,405,921,932
Dividends	337,083,187	333,603,191
Interest on investments	56,131	488,741

Total investment income	694,618,366	2,740,013,864

Interest income on notes receivable from participants	3,289,201	3,150,435

Contributions by The Procter & Gamble Company (net of
forfeitures of $741,182 and excess preferred dividends
of $4,549,271 in 2014 and forfeitures of $1,101,508 and
excess preferred dividends of $4,408,078 in 2013)	261,540,704	260,693,825

Total additions	959,448,271	3,003,858,124

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock —
4,422,941 shares (cost, $111,900,781) June 30, 2014
14,747,394 shares (cost, $359,919,992) June 30, 2013	353,412,363	1,032,508,861
Cash	412,735,420	719,849,790
Interest expense	6,140,098	6,987,508
Administrative expenses	2,151,986	2,009,993

Total deductions	774,439,867	1,761,356,152

NET INCREASE IN NET ASSETS	185,008,404	1,242,501,972

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,845,739,054	10,603,237,082

End of year	$ 12,030,747,458	$ 11,845,739,054

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
 AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

1.	PLAN DESCRIPTION
General — The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust ("RT") and the Employee Stock Ownership Trust ("ESOT"). These financial statements include the RT and the ESOT. The Plan is funded through Company contributions only. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.
The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of Series A ESOP Convertible Class A Preferred Stock ("Series A Preferred Stock") (see Note 4). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 6) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company's contribution to the Plan.
In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 7) and with the proceeds from such borrowings, purchased 9,571,209 shares of Series B ESOP Convertible Class A Preferred Stock ("Series B Preferred Stock") (see Note 5) (the "Original Loan"). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993, these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 5). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.
Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 7).
The employees of Natura Pet Products, Inc., an acquisition of the Company, began participating in the Plan effective August 1, 2012.
The assets held in the 401(h) account are held in the ESOT which holds assets for the Plan and are to be used to fund retiree healthcare benefits maintained in another Company sponsored plan. The related liabilities and obligations for health benefits are not included in this Plan but are reflected as liabilities and obligations in the financial statements of another Company sponsored plan. Plan participants do not contribute to the 401(h) account.

For the years ended June 30, 2014 and 2013, the balances of the investments held in the RT are summarized as follows:
	2014	2013

Cash	$ 5,490,020	$ 7,905,478
The Procter & Gamble Company common stock	5,737,010,586	5,694,879,161
The J.M. Smucker Company common stock	30,595,288	32,352,791
Common collective trust funds	1,056,094,746	911,921,666

Total investments — at fair value	6,829,190,640	6,647,059,096

Contribution receivable from The Procter &
Gamble Company	261,540,704	260,445,857
Notes receivable from participants	75,286,871	71,470,404

RT net assets	$ 7,166,018,215	$ 6,978,975,357

For the years ended June 30, 2014 and 2013, the activity of the investments held in the RT is summarized as follows:
	2014	2013

Net appreciation in value
of investments	$ 239,828,041	$ 1,352,515,884
Interest on investments and dividends	185,029,800	184,177,453
Interest on notes receivable from participants	3,283,187	3,144,282
Contributions by The Procter & Gamble Company	261,540,704	260,693,825
Distributions to participants	(505,065,962)	(1,165,803,524)
Administration expenses	(2,122,183)	(1,907,311)
Transfer of excess preferred dividends from ESOT	4,549,271	4,408,078

Net increase in net assets	187,042,858	637,228,687

RT net assets:
Beginning of year	6,978,975,357	6,341,746,670

End of year	$ 7,166,018,215	$ 6,978,975,357

The balances of the investments and liabilities held in the ESOT related to Series A Preferred Stock, assets held in the 401(h) account which include Series B Preferred Stock ("401(h)"), and all other investments ("Other") as of June 30, 2014 and 2013, are summarized as follows:
	2014
	Series A	401(h)	Other	Total

Cash plus accrued interest	$ 6,340,928	$ 72,586,109	$ 12,098	$ 78,939,135
Company common stock	-	32,021,338	635,177,897	667,199,235
Series A Preferred Stock	4,160,514,912	-	-	4,160,514,912
Series B Preferred Stock	-	4,545,525,907	-	4,545,525,907
Other investments	-	-	144,158,486	144,158,486

Total investments — at fair
value	4,166,855,840	4,650,133,354	779,348,481	9,596,337,675

Dividends receivable	16,803,000	18,357,000	-	35,160,000
Notes receivable from participants	-	-	163,105	163,105

Total assets	4,183,658,840	4,668,490,354	779,511,586	9,631,660,780

Interest payable on notes and
debentures	(1,889,063)	(45,263,115)	-	(47,152,178)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(96,552,120)	-	-	(96,552,120)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(601,817,788)	-	(601,817,788)
Debentures (Series B Preferred Stock)	-	(639,890,000)	-	(639,890,000)

Total liabilities	(98,441,183)	(1,286,970,903)	-	(1,385,412,086)

ESOT net assets	$ 4,085,217,657	$ 3,381,519,451	$ 779,511,586	$ 8,246,248,694

	2013
	Series A	401(h)	Other	Total

Cash plus accrued interest	$ 6,830,741	$ 68,680,310	$ 11,888	$ 75,522,939
Company common stock	-	28,532,956	571,370,429	599,903,385
Series A Preferred Stock	4,263,531,279	-	-	4,263,531,279
Series B Preferred Stock	-	4,509,921,375	-	4,509,921,375
Other investments	-	-	120,792,434	120,792,434

Total investments — at fair
value	4,270,362,020	4,607,134,641	692,174,751	9,569,671,412

Dividends receivable	16,427,000	17,376,000	-	33,803,000
Notes receivable from participants	-	-	149,597	149,597

Total assets	4,286,789,020	4,624,510,641	692,324,348	9,603,624,009

Interest payable on notes and
debentures	(2,155,964)	(46,525,888)	-	(48,681,852)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(110,193,707)	-	-	(110,193,707)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(538,637,478)	-	(538,637,478)
Debentures (Series B Preferred Stock)	-	(701,230,000)	-	(701,230,000)

Total liabilities	(112,349,671)	(1,286,393,366)	-	(1,398,743,037)

ESOT net assets	$ 4,174,439,349	$ 3,338,117,275	$ 692,324,348	$ 8,204,880,972

The activity in the investments and liabilities held in the ESOT related to Series A Preferred Stock, the 401(h), and Other is summarized as follows for the years ended June 30, 2014 and 2013:
	Series A	401(h)	Other	Total

ESOT net assets — June 30, 2012	3,695,564,733	2,471,404,562	565,925,679	6,732,894,974

Net appreciation in
fair value of investments	931,023,697	935,115,880	122,382,351	1,988,521,928
Interest on investments and dividends	133,158,398	136,538,369	16,756,081	286,452,848
Interest on loans to participants	-	-	6,153	6,153
Distributions to participants	(20,527,658)	-	(566,027,469)	(586,555,127)
Interest expense	(6,987,508)	(93,583,098)	-	(100,570,606)
Administrative expense	-	-	(102,682)	(102,682)
Conversions to other investments	(553,384,235)	-	553,384,235
Excess preferred dividends to RT	(4,408,078)	-	-	(4,408,078)
Net transfer to Retiree Benefit Trust	-	(111,358,438)	-	(111,358,438)

ESOT net assets — June 30, 2013	$ 4,174,439,349	$ 3,338,117,275	$ 692,324,348	$ 8,204,880,972

Net appreciation in
fair value of investments	91,968,421	94,658,372	25,682,586	212,309,379
Interest on investments and dividends	133,374,418	144,472,182	18,735,100	296,581,700
Interest on loans to participants	-	-	6,014	6,014
Distributions to participants	(20,979,858)	-	(240,101,963)	(261,081,821)
Interest expense	(6,140,098)	(91,226,473)	-	(97,366,571)
Administrative expense	-	-	(29,803)	(29,803)
Conversions to other investments	(282,895,304)	-	282,895,304
Excess preferred dividends to RT	(4,549,271)	-	-	(4,549,271)
Net transfer to Retiree Benefit Trust	-	(104,501,905)	-	(104,501,905)

ESOT net assets — June 30, 2014	$ 4,085,217,657	$ 3,381,519,451	$ 779,511,586	$ 8,246,248,694

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with an allocation of Company contributions (see Note 8) and Plan earnings or losses, and deductions for administrative expenses. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.
Participants have the option of receiving cash for dividends earned on shares of Company common stock and Series A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.
Vesting — A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the Plan document; however, the participant is immediately 100% vested in the Company's additional preferred contributions and in Company stock dividends paid after July 1, 2004. Refer to Note 12 for vesting provisions in the event of Plan termination.
Investments — Company contributions are automatically invested in Company common stock or Series A Preferred stock. Vested participants may then diversify out of Company stock received between the core investment options, which include: an individual deferred annuity (which was no longer an investment option as of August 15, 2012), the US Intermediate-Term Bond Fund (a common collective trust fund), the BlackRock Money Market Fund (a common collective trust fund), the State Street Global Advisors Short-Term Bond Fund (a common collective trust fund), and the State Street Global Advisors Real Return Fund (a common collective trust fund). Account balances of vested participants who have reached the age of 50, and account balances of participants in the Retirement Plus feature, described below, may be allocated to any of the investment options within the Plan. The investment options within the Plan, in addition to the core investment options indicated above, are common collective trust funds and include: a large cap equity index fund, small cap equity index fund, world equity index fund, global equity index fund, and three pre-mixed portfolios consisting of a set mix of other individual investment offerings of the Plan.

Retirement Plus — The Retirement Plus feature allows a retiree or a vested former employee or an eligible spousal beneficiary with account balances equal to or greater than $1,000 to maintain some or all of his or her funds in the Plan. If a participant or beneficiary chooses the Retirement Plus option, he or she must maintain at least 40% of his or her account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and eligible spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant or beneficiary may elect to distribute all or a portion of his or her account balance at any time in accordance with the Plan document. Each participant's and beneficiary's account is credited with an allocation of Plan earnings or losses.
Notes Receivable from Participants — The Plan allows vested employee participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence). Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits — Retired or former employee participants may maintain their accounts within the Plan. Federally mandated minimum distributions are required after attaining age (70-1/2). Upon election, distributions can be made in the form of cash, shares of Company common stock, or an annuity, or any combination of such. In addition to the above alternatives, retired vested former employee participants electing a distribution may also elect to receive monthly installments, or annual distributions not to exceed the lesser of 20 years or the participant's life expectancy.
Forfeited Accounts — Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.
Excess Preferred Dividends — Annual dividends received on Series A Preferred Stock within ESOT are primarily used to fund repayments of a note payable (see Note 6). During the years ended June 30, 2014 and 2013, dividends received exceeded the mandatory payments. As such, the excess preferred dividends were transferred from ESOT to RT and applied against the annual Company contributions.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, The J.M. Smucker Company ("Smucker's") common stock, and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker's stock is determined by published composite trading prices. Fair value of the Series A Preferred Stock and Series B Preferred Stock (held in separate 401(h) account) is determined as the greater of the fair value of Company common stock or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 4 and 5), as defined in the Plan document. The Series A Preferred Stock and the Company common stock included in the statements of net assets available for benefits are recorded at $78.59 and $76.99 per share as of June 30, 2014 and 2013, respectively. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant's account.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan's investments are netted with earnings by JP Morgan, the Plan's custodian, and reported to the Plan as a net amount. Loan administration fees paid by participants, totaling $325,125 and $328,965 for the years ended June 30, 2014 and 2013, respectively, are reflected in the Plan's statements of changes in net assets available for benefits. Recordkeeping and other fees paid to JP Morgan Retirement Plan Services, the Plan's recordkeeper, totaling $1,672,076 and $1,681,028 for the years ended June 30, 2014 and 2013, respectively, are paid by the Plan and/or the participants and are reflected in the Plan's statements of changes in net assets available for benefits.  Fees paid to other vendors totaling $154,785 for the year ended June 30, 2014 are paid by the Plan and are reflected in the Plan's statements of changes in net assets available for benefits.  Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis. Participants were charged a flat fee of $1.25 per quarter for the years ended June 30, 2014 and 2013, plus an additional amount calculated based on a percentage of the participant's total quarterly account balance for recordkeeping expenses. The percentage equaled approximately .002% and .013% for the years ended June 30, 2014 and 2013, respectively. Payment of the fee is pro-rated between the participant's RT and ESOT balances. The Company will pay any amount not covered by the participant's account balance.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2014 and 2013.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Company Preferred Stock — Valued at the greater of the fair value of Company common stock or $6.82 (Series A) and $12.96 (Series B) per share.
Common Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.
Cash Equivalents — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2014 and 2013, there were no transfers between levels.
The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2014 and 2013.

	Fair Value Measurements
	at June 30, 2014, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash*	$ 84,429,155	$ -	$ -	$ 84,429,155
Common collective trust funds:
Equity	-	630,222,089	-	630,222,089
Fixed	-	486,835,522	-	486,835,522
Other	-	83,193,916	-	83,193,916
Company stock — common*	6,404,209,821	-	-	6,404,209,821
Company stock — preferred*	-	8,706,040,819	-	8,706,040,819
Smucker's stock	30,596,993	-	-	30,596,993

Total	$ 6,519,235,969	$ 9,906,292,346	$ -	$ 16,425,528,315

* Includes assets held in separate 401(h) account

	Fair Value Measurements
	at June 30, 2013, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash*	$ 83,428,417	$ -	$ -	$ 83,428,417
Common collective trust funds:
Equity	-	470,526,460	-	470,526,460
Fixed	-	484,882,649	-	484,882,649
Other	-	77,302,000	-	77,302,000
Company stock — common*	6,294,782,546	-	-	6,294,782,546
Company stock — preferred*	-	8,773,452,654	-	8,773,452,654
Smucker's stock	32,355,782	-	-	32,355,782

Total	$ 6,410,566,745	$ 9,806,163,763	$ -	$ 16,216,730,508

* Includes assets held in separate 401(h) account

4.	SERIES A PREFERRED STOCK
Conversion, Distribution and Liquidation Rights — The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be put to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to other investments held by the Plan, unless they chose to invest in non-core investments after attaining age 50, in which case they are required to maintain at least 40% of their account value in shares of Company common and/or preferred stock. Retired, former-employee participants and eligible spousal beneficiaries in the Retirement Plus feature must also maintain at least 40% of their account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2014 and 2013, was $78.59 and $76.99, respectively, per share. During 2014 and 2013, respectively, 2,438,233 (cost $16,632,751 fair value $194,984,646) and 6,638,198 (cost $45,282,336, fair value $465,967,947) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility — All participants are eligible for allocation of Series A Preferred Stock.
Dividend Rights — In 2014 and 2013, annual dividends totaled $2.4481 and $2.2875 per share, respectively, and were paid quarterly at $.6015 per share for the first three quarters in 2014, and $.6436 per share for the last quarter in 2014, and $.562 per share for the first three quarters in 2013, and $.6015 per share for the last quarter in 2013. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.
Call Provisions — The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.
Voting Rights — Each share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.
Restrictions on Transfer — The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.
Allocation of Shares to Participant Accounts — Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 6). During 2014 and 2013, respectively, 1,368,446 and 1,505,400 shares of Series A Preferred Stock valued at $108,093,550 and $116,216,880, respectively, were released for allocation to participant accounts. During the years ended June 30, 2014 and 2013, these shares in addition to $352,307 and $655,410, respectively, arising mainly from forfeitures were used to fund a portion of the annual profit sharing contribution totaling $108,445,857 and $116,872,290, respectively. At June 30, 2014 and 2013, 8,474,430 and 9,842,852 shares of Series A Preferred Stock, respectively, were unallocated.
5.	SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(H) ACCOUNT)
Conversion, Distribution and Liquidation Rights — The Series B Preferred Stock held in a separate 401(h) account is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be put to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2014 and 2013, was $78.59 and $76.99, respectively, per share. During 2014 and 2013, respectively, 739,538 (cost $9,584,458, fair value $58,483,915) and 966,799 (cost $12,529,759, fair value $66,980,247) shares of Series B Preferred Stock, plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility — Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.
Dividend Rights — In 2014 and 2013, annual dividends totaled $2.4481 and $2.2875 per share, respectively, and were paid quarterly at $.6015 per share for the first three quarters in 2014, and $.6436 per share for the last quarter in 2014, and $.562 per share for the first three quarters in 2013, and $.6015 per share for the last quarter in 2013. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.
Call Provisions — The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.
Voting Rights — Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.
Restrictions on Transfer — The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.
Allocation of Shares to Participant Accounts — Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 7). During 2014 and 2013, respectively, 1,546,285 and 1,442,954 shares of Series B Preferred Stock valued at $122,141,052 and $111,396,049, respectively, were released for allocation to participant accounts. At June 30, 2014 and 2013, 35,753,506 and 37,299,793 shares of Series B Preferred Stock, respectively, were unallocated.
6.	NOTES PAYABLE (SERIES A PREFERRED STOCK)
The ESOT entered into a note payable to the Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual dividends received on the Series A Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2014 and 2013, dividends met or exceeded the mandatory payments and thus, there was no annual Company contribution. The loan bears an interest rate of 6% and borrowings outstanding as of June 30, 2014 and 2013, were $96,552,120 and $110,193,707, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $114,000,000 and $131,244,626, respectively, at June 30, 2014 and 2013. No additional borrowings were allowed during the years ended June 30, 2014 and 2013.
The scheduled amortization of the loan for the next five years and thereafter is as follows: 2015 — $12,656,361; 2016 — $11,746,922; 2017 — $10,989,056; 2018 — $10,306,977; 2019 — $9,662,791 and thereafter — $41,190,013.

7.	DEBENTURES (SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(H) ACCOUNT))
The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments commenced on July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest is funded through dividends received on the Series B Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2014 and 2013, dividends received met or exceeded the mandatory payments and thus, there was no annual Company contribution. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $794,000,000 and $877,000,000, respectively, at June 30, 2014 and 2013.
The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2015 — $67,470,000; 2016 — $74,210,000; 2017 — $81,620,000; 2018 — $89,780,000; 2019 — $98,750,000 and thereafter — $228,060,000.
In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2014 and 2013, were $601,817,788 and $538,637,478, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $747,000,000 and $661,279,632, respectively, at June 30, 2014 and 2013.
8.	CONTRIBUTIONS
The annual contribution by the Company to participant accounts is based on individual base salaries and years of participation not to exceed a percentage of Plan participants' total compensation, as defined in the Plan document, as follows:
15% for employees hired before July 1, 2005, excluding employees of subsidiaries that began participating on or after July 1, 2005. There are special rules for rehires and localizations.
12.5% for employees hired, and employees of subsidiaries that began participating, on or after July 1, 2005, and before September 1, 2011. There are special rules for rehires and localizations.
9% for employees hired, or employees of subsidiaries that began participating, on or after September 1, 2011. There are special rules for rehires and localizations.
The Company's cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 4). Additionally the Company's cash contribution to the Plan is reduced by the value of forfeitures and excess Series A Preferred dividends.
The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 6 and 7).

9.	INVESTMENTS
The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of June 30, 2014 and 2013, are as follows:
		2014	2013

	At fair value:
*	Common stock — The Procter & Gamble
	Company	$ 6,372,188,483	$ 6,266,249,590
*	Preferred stock — The Procter & Gamble
	Company ESOP Convertible Class A:
	Series A	4,160,514,912	4,263,531,279

*	Party-in-interest and non participant directed
For the years ended June 30, 2014 and 2013, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated as follows:
		2014	2013

	At fair value — net appreciation
	in fair value of:
*	The Procter & Gamble Company common stock	$ 133,991,451	$ 1,392,808,586
	The J.M. Smucker Company common stock	971,364	9,734,748
*	The Procter & Gamble Company Series A
	Preferred Stock	91,968,279	931,023,697
	Common collective trust funds	130,547,954	72,354,901

	Net appreciation in
	fair value of investments	357,479,048	2,405,921,932

*	Party-in-interest and nonparticipant-directed

10.	NONPARTICIPANT-DIRECTED INVESTMENTS
Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of ASC No. 962-325 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred Stock.
Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2014 and 2013, is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2014 and 2013, is as follows:
	2014	2013

Net assets — The Procter & Gamble Company
common stock	$ 6,372,188,483	$ 6,266,249,590

The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2014 and 2013, are as follows:
	2014	2013

Net appreciation in fair value	$ 133,991,451	$ 1,392,808,586
Dividends	203,020,897	199,720,527
Contributions	265,858,740	307,920,467
Distributions to participants	(581,354,983)	(1,316,018,792)
Net interfund transfers	(110,561,858)	(286,760,517)
Conversion from preferred stock	194,984,646	465,967,947

Net changes in assets	105,938,893	763,638,218

Net assets — beginning of year	6,266,249,590	5,502,611,372

Net assets — end of year	$ 6,372,188,483	$ 6,266,249,590

11.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2014 and 2013, borrowings outstanding under the two term loan agreements (see Notes 6 and 7) between the Company, the sponsoring employer, and the Plan were $698,369,908 and $648,831,185, respectively.
The debentures (see Note 7) are guaranteed by the Company.
At June 30, 2014 and 2013, the Plan held shares of the Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2014 and 2013, as follows:
	2014	2013

Common stock *:
Shares	81,488,864	81,761,041
Cost	$ 3,787,512,882	$ 3,528,841,432
Dividend income	$ 203,970,215	$ 200,514,246
Series A Preferred Stock:
Shares	52,939,495	55,377,728
Cost	$ 361,185,767	$ 377,818,518
Dividend income	$ 133,368,331	$ 133,151,007
Series B Preferred Stock *:
Shares	57,838,477	58,578,015
Cost	$ 749,547,664	$ 759,132,121
Dividend income	$ 143,482,482	$ 135,693,026

* All or portion held in separate 401(h) account
During the years ended June 30, 2014 and 2013, 4,422,941 and 14,747,394 shares, respectively, of Company common stock were distributed to participants.

12.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.
13.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 2013, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
14.	VOLUNTARY CORRECTION PROGRAM
The financial statements for the Plan year ended June 30, 2013, reflect the correction of approximately $215,000 for certain distributions from prior years. Plan management believes the correction is not material to the Plan's financial statements. The Plan filed an application with the IRS through its Voluntary Correction Program to address this correction. As of June 30, 2013, all corrections have been made and the Plan received a compliance statement from the IRS dated May 6, 2013.
15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2014 and 2013, to Form 5500:
	2014	2013

Net assets available for benefits per the financial
statements	$ 12,030,747,458	$ 11,845,739,054
Plus net assets held in 401(h) account included as
assets in Form 5500	3,381,519,451	3,338,117,275

Net assets available for benefits per the Form 5500	$ 15,412,266,909	$ 15,183,856,329
The net assets of the 401(h) account included in Form 5500 are not available to pay benefits under the Plan but can be used only to pay retiree health benefits.

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2014, to Form 5500:
Net investment income per the financial statements	$ 694,618,366
Plus net appreciation of 401(h) assets	94,658,372
Plus interest and dividends on 401(h) assets	144,472,182
Plus investment management fees	57,740
Plus interest on notes receivable from participants	3,289,201

Net investment gain per the Form 5500	$ 937,095,861

The following is a reconciliation of net deductions/expenses per the financial statements for the year ended June 30, 2014, to Form 5500:
Net deductions per the financial statements	$ 774,439,867
Plus interest expense on 401(h) assets	91,226,473
Plus investment management fees	57,740

Net deductions/expenses per the Form 5500	$ 865,724,080

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2014, to Form 5500:
Increase in net assets available for benefits per the financial statements	$ 185,008,404
Less interest expense related to 401(h) assets	(91,226,473)
Less net transfer related to 401(h) assets	(104,501,905)
Plus net investment gain from 401(h) assets	239,130,554

Net increase per the Form 5500	$ 228,410,580
******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 31-0411980
PLAN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2014

Identity of Issue	Description of Investment	Fair Value

AT FAIR VALUE:
Cash:
J.P. Morgan Chase Bank*	Liquified Cash**	$ 11,843,046
J.P. Morgan Chase Bank*	Liquified Cash**, ***	72,586,109
The Procter & Gamble Company*	Common stock, no par value, 81,761,041 shares***
	(cost $3,528,841,432)	6,404,209,821
The Procter & Gamble Company*	Series A ESOP Convertible Class A Preferred Stock
	no par value, 55,377,728 shares (cost $377,818,518)	4,160,514,912
The Procter & Gamble Company*	Series B ESOP Convertible Class A Preferred Stock***
	no par value, 58,578,015 shares (cost $759,132,121)	4,545,525,907
The J.M. Smucker Company	Common stock, no par value, 399,475 shares**	30,596,993
Common collective trust funds:
State Street Global Advisors*	SSgA US Short Term Government/Credit Bond Index**	88,259,643
State Street Global Advisors*	SSgA Real Return Ex-Natural Resources Equity Non-Lending
	Series Fund**	83,193,916
Blackrock	Money Market Fund W**	167,168,847
Blackrock	US Debt Index Non-Lendable Fund E**	231,407,032
Blackrock	MSCI ACWI EX-US IMI Index Non-Lendable Fund F**	178,648,908
Blackrock	Russell 2000 Index Non-Lendable Fund E**	119,535,368
Blackrock	MSCI ACWI EX-U.S. Index Non-Lendable Fund F**	113,389,758
Blackrock	Equity Index Fund EX**	218,648,055
Loans to participants*	Various participants, interest rates ranging from 4.25% to
	9.25% various maturities through December 2023	75,449,976

TOTAL ASSETS		$ 16,500,978,291

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** All or portion held in separate 401(h) account

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 31-0411980
PLAN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 2014

					Cost of	Gain
Description of Asset	Purchases (A)		Sales		Sales	on Sale

SINGLE TRANSACTIONS — None

SERIES OF TRANSACTIONS (B) —
The Procter & Gamble Company —
common stock	$ 620,752,029	(291)	$ 545,950,851	(536)	$ 325,123,296	$ 220,827,555

NOTES:
A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.
B. The numbers in parentheses represent the number of transactions.